                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

SEAT PG: IS PRODUCTS - A BUFFETTI GROUP COMPANY- TRANSFERRED TO THE DUTCH COMPANY ELERTO B.V.

SEAT PG GROUP’S INDEBTEDNESS REDUCED BY EURO 42 MILLION

Prospects of the net financial position of the company effecting the spinoff T.I. Media improved

Rome 15 May 2003 – Today, Seat Pagine Gialle reached an agreement with the Dutch company Elerto B.V. to transfer its stake in Is Products S.p.A. – a company operating in the office consumables sector - held through Gruppo Buffetti S.p.A. and its subsidiary OAP S.p.A..

This operation was carried out within the framework of the plan to transfer non-strategic assets, and brings about an improvement of the main profitability and operating efficiency indicators as well as a significant decrease in indebtedness. As a matter of fact, its impact is expected to improve financial position by approximately Euro 42 million - due in particular to the deconsolidation of net financial indebtedness of the transferred company – and to improve the prospects of the net financial position of Telecom Italia Media S.p.A., the company effecting the spinoff.

The effectiveness of this operation is conditioned upon prior communication by the company acquiring the stake Elerto B.V. to the Market and Competition Regulator.

Telecom Italia Communication & Media Relations

Internet & Media Press Office: +39 06 36882610

Comunicazione.stampa@seat.it

Investor Relations Seat PG: +39 06 51448424

Investor.relations@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- SEAT's ability to obtain its shareholders' consent to the proposed spin-off;

- SEAT's ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- SEAT's ability to make any profits from the remaining business for the next two years at least;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- SEAT's ability to implement successfully its Internet strategy;

- New SEAT Pagine Gialle's ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

- New SEAT Pagine Gialle's ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to implement successfully its strategic plan;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 15th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer